UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 001-39481

PainReform Ltd.
(Translation of registrant’s name into English)

65 Yigal Alon St., Tel Aviv 6744316
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

This Report on Form 6-K, excluding the press release attached hereto as Exhibit 99.1, is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-257968 and 333-265902) and the Company’s Registration Statements on Form F-3 (Registration No. 333-282264, 333-254982, 333-276485 and 333-277594), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

DeepSolar Acquisition

On February 17, 2025, PainReform Ltd. (the “Company”) entered into a business acquisition agreement (the “Agreement”) with BladeRanger Ltd, a public company registered under the laws of the State of Israel( “BLRN”), pursuant to which the Company will acquire 100% of the business activities associated with the DeepSolar technology, an AI-driven solar analytics platform owned by BLRN (collectively, “DeepSolar”).

As a result of the business acquisition, the Company will receive all rights, title and interest in certain (i) agreements, (ii) intellectual property, (iii) accounts receivable, (iv) equipment, (v) Deep Solar’s reputation and customer relations associated with their business, (vi) the “My DeepSolar” application and platform, and (vi) all rights, title and interest in, to or arising from any of the foregoing assets, properties and rights (whether real, personal or mixed, tangible or intangible, wherever located), each as set forth or defined in the Agreement (collectively, the “Acquired Assets”). In consideration for the sale of the Acquired Assets, BLRN is entitled to receive (1) 178,769 ordinary shares of the Company, representing 9.9% of the issued and outstanding share capital of the Company (after such issuance); (2) 223,792 pre-funded warrants to purchase 223,792 ordinary shares; (3) 685,004 pre-funded milestone warrants to purchase 685,004 ordinary shares; (4) 1,087,565 warrants-A to purchase 1,087,565 ordinary shares ; and (5) 1,087,565 warrants-B to purchase 1,087,565 ordinary shares  (collectively, the “Securities”). In addition, certain employees of BLRN shall enter into employment agreements with the Company.

Pursuant to the Agreement, BLRN may not exercise any of the pre-funded warrants, pre-funded mile warrants, warrants-A or warrants-B held by it (or any assignee or transferee of BLRN), if, following such exercise, BLRN (including any assignee or transferee) holds ordinary shares of the Company which exceed 9.99% of the issued and outstanding share capital of the Company.

From the date of execution of the Agreement until ninety (90) days after the date of closing of the business acquisition, the Company may not (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any ordinary shares or ordinary share equivalents or (ii) file a registration statement or any amendment or supplement thereto, other than as contemplated pursuant to the Agreement. The Company undertook to register the Securities with the Securities and Exchange Commission within sixty days from the date of the closing of the business acquisition.

The business acquisition is conditioned upon customary closing conditions. and is expected to be consummated by the end of February 2025, subject to the satisfaction of customary closing conditions.

No change in the Company’s management or board of directors is expected to occur as a result of the business acquisition.

The foregoing is a summary description of certain terms of the Agreement and, by its nature, is not comprehensive. The Agreement contains customary representations, warranties and covenants that the parties made to, solely for the benefit of, each other in the context of all of the terms and conditions of the Agreement and in the context of the specific relationship between the parties thereto.

This this Report on Form 6-K contains statements which constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, this Report on Form 6-K states that the business acquisition is expected to close by the end of February 2025. In fact, the closing of the business acquisition is subject to various conditions and contingencies as are customary in such agreements. If these conditions are not satisfied or the specified contingencies do not occur, the business acquisition may not close. These forward-looking statements are based upon the Company’s present intent, beliefs or expectations, but forward-looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For this reason, among others, you should not place undue reliance upon the Company’s forward-looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this this Report on Form 6-K.

On February 18, 2025, the Company issued a press release entitled “PainReform Executes Definitive Agreement to Acquire DeepSolar, Marking a Unique Expansion Opportunity.” A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PAIN REFORM LTD.

Date: February 18, 2025	By:	/s/ Ehud Geller
Ehud Geller
Executive Chairman of the Board and Interim Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release entitled “PainReform Executes Definitive Agreement to Acquire DeepSolar, Marking a Unique Expansion Opportunity”, dated February 18, 2025.